BLADEX THIRD QUARTER 2014 NET INCOME INCREASED 29% QoQ, AND 17% YoY, TO $26.6 MILLION, OR $0.69 PER SHARE.

YEAR-TO-DATE 2014 NET INCOME TOTALED $70.8 MILLION (+16% YoY).

PANAMA CITY, REPUBLIC OF PANAMA, October 15, 2014 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based supranational bank established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region, today announced its results for the third quarter and the first nine months ended September 30, 2014.

Third Quarter and Nine Months 2014 Highlights

Reported results:

•	Bladex’s third quarter 2014 Net Income reached $26.6 million (+29% QoQ; +17% YoY). The Bank’s first 9M14 Net Income totaled $70.8 million (+16% YoY) mainly on higher net interest income, fees and commissions and improved efficiency.

•	Net interest income totaled $36.8 million in 3Q14 (+9% QoQ; +1% YoY) and $102.8 million for 9M14 (+$10.8 million, or +12% YoY) on higher average portfolio growth, higher margins and spreads, and lower average funding costs.

•	Fees and commissions amounted to $4.1 million in 3Q14 (+10% YoY; -2% QoQ), to reach $12.6 million for 9M14 (+$3.6 million, +40% YoY).

Key performance metrics:

•	Net interest margin reached 1.93% in 3Q14 (+9 bps QoQ; -3 bps YoY), and 1.85% in the first 9M14 (+8 bps YoY), while net interest spread improved to 1.77% (+10 bps QoQ; -1 bps YoY) and 1.69% (+12 bps YoY), respectively.

•	3Q14 annualized return on average equity (“ROAE”) reached 11.7% versus 9.3% in 2Q14 and 10.7% in the 3Q13, while 9M14 ROAE stood at 10.7% versus 9.7% in 9M13.

•	The Business Efficiency Ratio improved to 30% in 3Q14 (-3 pts. QoQ; -4 pts. YoY), and to 33% for the first 9M14 (-5 pts. YoY).

Credit Growth & Quality:

•	The end-of-period Commercial Portfolio balance amounted to $7.2 billion as of September 30, 2014 (+4% QoQ; +9% YoY), while average Commercial Portfolio balances reached $7.0 billion in 3Q14 (+1% QoQ; +3% YoY), and $6.8 billion in the first 9M14 (+9% YoY).

•	Credit disbursements totaled $3.6 billion in 3Q14 (+3% QoQ; +10% YoY), as 9M14 disbursements reached $10.3 billion (-4% YoY).

•	Credit quality remained healthy with a ratio of 0.06% of non-accrual loans to total loan portfolio balances as of September 30, 2014. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.19% as of 3Q14 (+1 bps QoQ; -1 bp YoY). The credit provision to non-performing loan balances ratio was 21.1 times, compared to 20.3 times in 2Q14, and not meaningful in 3Q13.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M14	9M13	3Q14	2Q14	3Q13
Key Income Statement Highlights
Operating revenues	$116.9	$101.5	$43.2	$37.2	$31.5
Operating expenses	$(39.2)	$(40.7)	$(12.8)	$(12.9)	$(12.9)
Business Net Income (1)	$73.0	$62.2	$26.0	$22.9	$26.9
Non-Core Items (2)	$(2.2)	$(1.4)	$0.6	$(2.2)	$(4.1)
Net Income attributable to Bladex Stockholders (3)	$70.8	$60.8	$26.6	$20.7	$22.8
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.83	$1.59	$0.69	$0.54	$0.59
Return on Average Equity (“ROAE”)	10.7%	9.7%	11.7%	9.3%	10.7%
Business ROAE (5)	11.0%	9.9%	11.4%	10.3%	12.6%
Business Return on Average Assets	1.31%	1.20%	1.36%	1.24%	1.43%
Net Interest Margin ("NIM")	1.85%	1.77%	1.93%	1.84%	1.96%
Net Interest Spread ("NIS")	1.69%	1.57%	1.77%	1.67%	1.78%
Business Efficiency Ratio (6)	33%	38%	30%	32%	34%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,196	$6,584	$7,196	$6,901	$6,584
Treasury Portfolio	$402	$361	$402	$376	$361
Tier 1 Capital Ratio (7)	14.7%	15.9%	14.7%	15.2%	15.9%
Leverage (times) (8)	8.6	8.9	8.6	8.6	8.9
Liquid Assets / Total Assets (9)	8.1%	11.5%	8.1%	9.6%	11.5%
Non-Accruing Loans to Total Loans, net of discounts	0.06%	0.00%	0.06%	0.06%	0.00%
Allowance for Credit Losses to Commercial Portfolio	1.19%	1.20%	1.19%	1.18%	1.20%

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Third Quarter 2014 results: “As 2014 draws to a close I would like to take this opportunity to briefly convey our views on current environment and trends for 2015.  We all are aware of diverging growth dynamics in the global economy, exacerbated by growing political tensions in various parts of the world, including, to a lesser extent, Latin America.  The Region has seen a slowing of growth in various economies, with the two largest, Brazil and Mexico, presenting full year growth forecasts that are well below projections made at the beginning of the year.  Also, commodity prices have decreased, posing a challenge to the sustainability of economic growth in a Region which is still largely dependent on the primary sector.

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Despite these trends, Bladex has been able to harness significant growth in its business activities, which should see us on track to achieve the portfolio growth of 10% to 13% that was originally envisioned for 2014.  This growth has not been achieved at the expense of earnings quality, as revenues diversification progresses, and as risk indicators continue to signal a stable, well diversified risk profile.  Ongoing efforts to increase the efficiency in the way we do business have started to yield results as business growth outpaces related expenses.  All the above is making its mark on Bladex´s bottom line, as third quarter results attest.

One of the key benefits of Bladex´s inherent short-tenor portfolio profile is that we are able to react very swiftly to changes in the business climate, by re-positioning individual client and country exposures to pro-actively avoid risks that would fall outside of our conservatively framed risk appetite.  At the same time, our portfolio diversification allows us to redeploy our resources to other sectors, or other parts of the Region that are less impacted, or even benefit from these changes in the business environment.  Our policies and business practices do not allow for any material uncovered foreign exchange exposures, nor do they allow the Bank to be exposed to significant interest rate or other market risks.  All these factors are conducive to a gradual rise in profitability of our business, and to increased strength and quality of earnings achieved over the last quarters and years.  The third quarter results highlight, then, the Bank´s ability to deliver solid results not only in the best of times.

As we look ahead to 2015, GDP growth in the Region is forecasted to moderately improve over a modest 2014, which should bring about enhanced growth prospects for Bladex next year.  But, irrespective of whether these growth expectations will actually be met or not, Bladex will continue to focus on its core strengths, and will seek to further improve efficiency levels while diversifying revenue streams,” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s business of financial intermediation and fee generation relating to the Commercial Portfolio. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the loan portfolio, equity investments, customer liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).

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As of September 30, 2014, the Commercial Division’s portfolio balances totaled $7.2 billion, a $0.3 billion, or 4%, increase from the previous quarter, and a $0.6 billion, or 9%, increase from the third quarter 2013. On an averages basis, Commercial Portfolio balances reached $6.8 billion during the first nine months 2014, a $0.6 billion, or 9%, increase compared to $6.3 billion in the first nine months 2013, mostly attributable to growing demand in the Bank’s client base of corporations (+13% YoY) and financial institutions (+9% YoY). Quarterly average Commercial Portfolio balances reached $7.0 billion in the third quarter 2014, a 1% increase compared to the previous quarter, and a $0.2 billion, or 3% increase compared to the third quarter 2013.

The Commercial Portfolio continued to be short-term and trade-related in nature: $5.2 billion, or 72%, of the Commercial Portfolio matures within one year. Trade financing operations represented 59% of the portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations involved in foreign trade.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio’s diversification by country of risk, and the diversification of corporations and middle-market companies across industry segments:

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Credit disbursements totaled $3.6 billion in the third quarter 2014, and $10.3 million in the first nine months 2014, resulting in quarterly increases of 3% versus $3.5 billion disbursed in the previous quarter, and 10% compared to $3.3 billion disbursed in the third quarter 2013, and a year-to-date decrease of 4% versus $10.8 million disbursed in the first nine months 2013.

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	9M14	9M13	3Q14	2Q14	3Q13
Commercial Division:
Net interest income	$89.3	$87.2	$31.8	$29.6	$31.4
Non-interest operating income (10)	14.6	10.2	5.0	5.0	4.1
Net operating revenues (11)	103.9	97.4	36.8	34.6	35.5
Operating expenses	(30.7)	(30.7)	(10.1)	(10.2)	(10.4)
Net operating income (12)	73.2	66.7	26.7	24.4	25.1
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(7.4)	(1.5)	(3.8)	(3.7)	1.2
Net Income Attributable to Bladex Stockholders	$65.8	$65.2	$22.9	$20.7	$26.3

3Q14 vs. 2Q14

The Commercial Division’s third quarter 2014 Net Income totaled $22.9 million, compared to $20.7 million in the second quarter 2014. The $2.2 million, or 11%, increase in net income was mainly attributable to a $2.2 million, or 7%, increase in net interest income from higher average loan portfolio balances (+3%) and lending rates (+4 bps).

3Q14 vs. 3Q13

The Division’s quarterly Net Income decreased $3.4 million, or 13%, compared to $26.3 million in the third quarter 2013. Net operating income increased $1.6 million, or 6%, as a result of: (i) improved non-interest operating income (+$0.9 million, +22%) from loan intermediation and syndication fees and other guarantee commissions, (ii) higher net interest income (+$0.4 million, +1%), mainly from higher average loan portfolio balances (+3%), and (iii) a $0.3 million or 3% decrease of allocated operating expenses reflecting improved operating efficiency year-over-year. These positive effects were offset by a $3.8 million provision for credit losses mainly related to increased commercial portfolio balances, compared to $1.2 million of reversal of provision for credit losses recorded in the same period 2013.

9M14 vs. 9M13

The Division´s year-to-date 2014 Net Income totaled $65.8 million, compared to $65.2 million in the same period 2013, representing a $0.6 million, or 1%, net income increase attributable to: (i) a $4.4 million, or 43%, increase in non-interest operating income, primarily from higher fees from syndication and letters of credit activities, (ii) a $2.1 million, or 2%, increase in net interest income mainly associated with higher average loan portfolio balances (+8%), partially offset by (iii) a $5.9 million increase in provisions for credit losses mainly attributable to higher Commercial Portfolio balances.

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TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale, and securities held-to-maturity, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks. Following the 2013 sale of the former Bladex Asset Management unit, the Treasury Division also incorporates the Bank’s remaining participation in investment funds. During the second quarter 2014, the Bank brought its participation in the Alpha4X Offshore Feeder Fund (“Feeder Fund”) to below 50%, and deconsolidated the Feeder Fund in its financial statements. Bladex´s participation in the Feeder Fund was 49.61% as of September 30, 2014, unchanged compared to the previous quarter, and compared to 55.87% as of September 30, 2013. Following deconsolidation, the net results of Bladex´ participation in the Feeder Fund are shown in other income in line item net gain (loss) from investment funds.

The Division´s Net Income is presented net of allocated operating expenses, and includes net interest income and net other income (loss) from Treasury activities.

The Bank’s liquid assets (9) totaled $633 million as of September 30, 2014, compared to $738 million as of June 30, 2014, and $877 million as of September 30, 2013. As of these dates, the liquid assets to total assets ratio was 8.1%, 9.6%, and 11.5%, while the liquid assets to total deposits ratio was 20.3%, 24.8%, and 31.2%, respectively.

As of September 30, 2014, the securities available-for-sale portfolio totaled $358 million, compared to $333 million as of June 30, 2014, and $330 million as of September 30, 2013. As of September 30, 2014, the available-for-sale portfolio consisted of readily-quoted Latin American securities, 78% of which were multilateral, sovereign, or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

Deposit balances stood at $3.1 billion as of September 30, 2014, a 5% QoQ increase, and an 11% YoY increase. Deposits represented 45% of total liabilities at the end of the third quarter 2014, compared to 44% at the end of the second quarter 2014, and 42% at the end of the third quarter 2013. Short-term borrowings and debt, including Repos, totaled $2.3 billion as of September 30, 2014, representing a decrease of 3% from the previous quarter, and a 15% reduction YoY, while long-term borrowings and debt totaled $1.4 billion as of September 30, 2014, down 5% from the previous quarter, and up 25% YoY. Weighted average funding costs decreased to 1.09% during the first nine months 2014, compared to 1.38% during the same period 2013 (-29 bps YoY). Third quarter 2014 weighted average costs were 1.06%, representing quarterly decrease of 5 bps and 12 bps compared to the second quarter 2014 and third quarter 2013, respectively.

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(US$ million)	9M14	9M13	3Q14	2Q14	3Q13
Treasury Division:
Net interest income	$13.5	$4.8	$5.0	$4.3	$5.2
Non-interest operating income (loss) (10)	(0.5)	(0.7)	1.4	(1.6)	(9.2)
Net operating revenues (losses) (11)	13.0	4.1	6.4	2.7	(4.0)
Operating expenses	(8.5)	(10.0)	(2.7)	(2.7)	(2.5)
Net operating income (loss) (12, 13)	4.5	(5.9)	3.7	0.0	(6.5)
Net loss attributable to the redeemable noncontrolling interest	(0.5)	(1.5)	0.0	0.0	(2.9)
Net Income (Loss) Attributable to Bladex Stockholders	$5.0	$(4.4)	$3.7	$0.0	$(3.6)

3Q14 vs. 2Q14

The Treasury Division’s Net Income totaled $3.7 million in the third quarter 2014, compared to break-even in the second quarter 2014. The $3.7 million increase in net income was the result of: (i) a $3.0 million increase in non-interest operating income, primarily attributable to a $0.6 million gain in the third quarter 2014 versus the $2.2 million loss in the previous quarter from the Bank’s participation in investment funds, and (ii) a $0.7 million, or 16%, increase in net interest income mainly from higher average investment securities balances and lower average funding costs.

3Q14 vs. 3Q13

The Division’s Net Income increase of $7.3 million was mainly driven by improved non-interest operating income mainly due to results from the participation in investment funds.

9M14 vs. 9M13

During the first nine months 2014, the Treasury Division reported Net Income of $5.0 million compared to a $4.4 million Net Loss in the same period 2013. The $9.4 million increase was due to the combined effects of: (i) an $8.7 million increase in net interest income mostly driven by lower average funding cost and higher average investment securities balances, (ii) a $1.5 million decrease in operating expenses mainly associated with lower performance related expenses from the investment funds, (iii) a $0.2 million increase in non-interest operating income, partially offset by (iv) the $1.0 million net variation on losses attributable to the redeemable non-controlling interest.

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M14	9M13	3Q14	2Q14	3Q13
Net Interest Income ("NII")
Commercial Division	$89.3	$87.2	$31.8	$29.6	$31.4
Treasury Division	13.5	4.8	5.0	4.3	5.2
Consolidated NII	$102.8	$92.0	$36.8	$33.9	$36.6

Net Interest Margin (i)	1.85%	1.77%	1.93%	1.84%	1.96%

(i) Total Net interest income divided by the average balance of interest-earning assets.

3Q14 vs. 2Q14

The Bank’s net interest income reached $36.8 million in the third quarter 2014, compared to $33.9 million in the second quarter 2014. The $2.9 million, or 9%, increase was attributable to:

(i)	A $1.5 million overall increase in net interest income resulting from higher average interest-earning assets, primarily average loan portfolio balances (+3%) and investment securities balances (+12%).

(ii)	A $1.4 million overall increase in net interest income as a result of higher average interest rates for the Bank’s interest-earning assets (+5 bps), while average rates paid on interest-bearing liabilities decreased 5 bps.

3Q14 vs. 3Q13

Net interest income increased $0.2 million, mainly from lower average rates on the Bank’s interest-earning assets and liabilities.

9M14 vs. 9M13

The Bank’s year-to-date 2014 net interest income reached $102.8 million, compared to $92.0 million in the same period 2013. The $10.8 million, or 12% increase in net interest income was driven by:

(i)	A $8.7 million overall increase in net interest income due to higher average balances of the Bank’s interest-earning assets, mainly from higher average loan portfolio (+8%) and investment securities balances (+13%), partially offset by higher average balances on the Bank’s interest-bearing liabilities (+7%).

(ii)	A $2.1 million overall increase in net interest income, mainly from lower average funding costs (-29 bps), which more than offset the 17 bps decrease of average interest-earning rates.

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FEES AND COMMISSIONS

(US$ million)	9M14	9M13	3Q14	2Q14	3Q13
Letters of credit	$7.5	$6.7	$3.0	$2.7	$3.2
Loan fees	4.4	2.2	0.9	1.3	0.6
Other*	0.7	0.1	0.2	0.2	(0.1)
Fees and Commissions, net	$12.6	$9.0	$4.1	$4.2	$3.8

* Net of commission expenses

Fees and commissions totaled $4.1 million in the third quarter 2014, compared to $4.2 million in the previous quarter. The $0.4 million, or 10%, increase compared to $3.8 million in the third quarter 2013 was mostly the result of higher transactional fee income from loan syndication and intermediation activities, along with increased other commissions from guarantee issuances.

During the first nine months 2014, fees and commissions totaled $12.6 million, a $3.6 million, or 40%, increase compared to $9.0 million in the same period 2013, mostly driven by higher loan intermediation fees from mandated transactions, increased commissions from higher average letter of credit portfolio balances, and other guarantee commissions.

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PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Sep-14	30-Jun-14	31-Mar-14	31-Dec-13	30-Sep-13
Allowance for Loan Losses:
Balance at beginning of the period	$76.2	$72.8	$72.8	$72.0	$68.1
Provisions (reversals)	1.2	3.4	(0.0)	(0.6)	3.9
Charge-offs, net of recoveries	-	-	-	1.4	-
End of period balance	$77.3	$76.2	$72.8	$72.8	$72.0

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$5.4	$5.2	$5.2	$7.3	$12.4
Provisions (reversals)	2.6	0.2	-	(2.0)	(5.1)
End of period balance	$8.1	$5.4	$5.2	$5.2	$7.3

Total allowance for credit losses	$85.4	$81.6	$78.0	$78.0	$79.3

Allowance for Credit Losses to Commercial Portfolio	1.19%	1.18%	1.18%	1.18%	1.20%
Non-Accruing Loans to Total Loans, net of discounts	0.06%	0.06%	0.05%	0.05%	0.00%
Credit provision to non-performing loan balances (times)	21.14	20.33	24.95	24.95	n.m. (*)

(*) “n.m.” means not meaningful.

The allowance for loan and off-balance sheet credit losses totaled $85.4 million as of September 30, 2014, compared to $81.6 million as of June 30, 2014, and $79.3 million as of September 30, 2013. The $3.8 million QoQ net provision was mainly the result of Commercial Portfolio growth during the quarter, as was the $6.1 million YoY net increase. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.19% as of September 30, 2014, compared to 1.18% as of June 30, 2014, and 1.20% as of September 30, 2013.

As of September 30, 2014, the Bank had $4.0 million in non-accrual loans or 0.06% of total loan portfolio balances, the same levels as of June 30, 2014, and compared to nil loans in non-accrual status as of September 30, 2013. The credit provision to non-performing loan balances ratio level was 21.1 times as of September 30, 2014, compared to 20.3 times as of June 30, 2014, and not meaningful as of September 30, 2013.

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OPERATING EXPENSES

(US$ million)	9M14	9M13	3Q14	2Q14	3Q13
Salaries and other employee expenses	$23.2	$24.3	$7.6	$7.5	$8.1
Depreciation and amortization of equipment and leasehold improvements	1.9	2.1	0.6	0.6	0.7
Professional services	3.0	2.4	1.1	1.1	0.8
Maintenance and repairs	1.2	1.1	0.4	0.4	0.4
Expenses from the investment funds	0.4	2.0	0.0	0.0	(0.1)
Other operating expenses	9.4	8.7	3.1	3.2	3.0
Total Operating Expenses	$39.2	$40.7	$12.8	$12.9	$12.9

Quarterly Variation

Operating expenses in the third quarter 2014 totaled $12.8 million, a decrease of $0.1 million, or 1%, compared to the previous quarter, and third quarter 2013.

The Bank’s third quarter 2014 efficiency ratio improved to 30%, compared to 35% in the second quarter 2014 and 41% in the third quarter 2013, as net operating revenues increased 16% and 37%, respectively, while operating expenses decreased 1%. The Business Efficiency Ratio, which excludes non-core revenues and expenses, mainly from the participation in investment funds, improved to 30% in the third quarter 2014, compared to 32% in the previous quarter 2014, and 34% in the third quarter 2013. The ratio of operating expenses to average assets improved to 67 bps in the third quarter 2014, compared to 69 bps in the comparative periods.

9M14 vs. 9M13

During the first nine months 2014, operating expenses totaled $39.2 million, a $1.5 million, or 4%, decrease compared to $40.7 million during the same period 2013, mainly attributable to the deconsolidation of fund related expenses, along with lower salaries and other employee expenses on lower average workforce, partially offset by higher professional fees and other expenses.

The Bank’s year-to-date 2014 efficiency ratio stood at 33%, versus 40% in the same period 2013, as net operating revenues increased 15% and operating expenses decreased 4%. The Business Efficiency Ratio improved to 33%, compared to 38% in the same period 2013. For the first nine months 2014, the Bank’s operating expenses to average assets ratio improved to 70 bps, compared to 78 bps in the same period 2013.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	30-Sep-14	30-Jun-14	30-Sep-13
Tier 1 Basel I Capital (7)	$915	$899	$866
Total Capital (14)	$993	$972	$934
Risk-Weighted Assets	$6,232	$5,911	$5,439
Tier 1 Basel I Capital Ratio (7)	14.7%	15.2%	15.9%
Total Capital Ratio (14)	15.9%	16.5%	17.2%
Stockholders’ Equity	$909	$896	$853
Stockholders’ Equity to Total Assets	11.7%	11.7%	11.2%
Accumulated other comprehensive income (loss) ("OCI")	$(8)	$(6)	$(17)
Leverage (times) (8)	8.6	8.6	8.9
Shares outstanding	38.783	38.672	38.479

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of September 30, 2014, the Bank’s Tier 1 capital ratio was 14.7%, compared to 15.2% as of June 30, 2014, and 15.9% as of September 30, 2013. The Bank’s leverage as of these dates was 8.6x, 8.6x, and 8.9x, respectively.

The Bank’s common shares outstanding totaled 38.8 million as of September 30, 2014, compared to 38.7 million as of June 30, 2014, and 38.5 million as of September 30, 2013.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held October 13, 2014, the Bank’s Board approved a quarterly common dividend of $0.35 per share corresponding to the third quarter 2014. The dividend will be paid on November 7, 2014, to stockholders registered as of October 27, 2014.

▪	Ratings affirmed: On July 29, 2014, Fitch Ratings affirmed the Bank’s long- and short-term foreign currency Issuer Default Rating at BBB+/F2 respectively; with a “Stable” Outlook.

▪	Risk-sharing facility to support key commodities businesses in Latin America: On July 21, 2014, the International Finance Corporation (“IFC”) and Bladex signed a risk-sharing facility of up to $350 million to enable enhanced access to trade finance for key commodities businesses in Latin America in order to contribute to regional food security. The three-year extendable facility consists of trade and commodity-related transactions, including short-term, pre-export and post-import financings, originated by Bladex through its network of corporate clients, and provides financing for the production, processing, and trade of key commodities in nine countries across Latin America.

Note: Numbers and percentages set forth in this press release may not add due to rounding.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

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(2)	Non-Core Items includes: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(10)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, and gains (losses) from the investment in the investment funds.

(11)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(12)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(13)	The Treasury Division’s net operating income (loss) includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the investment funds and (vii) allocated operating expenses.

(14)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

14

About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX). In 2014, Bladex is celebrating the 35th anniversary of commencement of operations.

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2014, Bladex had disbursed accumulated credits of approximately $216 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 16, 2014 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 94622267.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

15

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2014	June 30, 2014	September 30, 2013	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$647	$749	$891	$(102)	(14)%	$(244)	(27)%
Securities available-for-sale	358	333	330	25	8	28	8
Securities held-to-maturity	44	44	32	0	0	12	38
Investment funds	52	53	125	(1)	(2)	(73)	(58)
Loans	6,706	6,459	6,191	247	4	515	8
Less:
Allowance for loan losses	77	76	72	1	1	5	7
Unearned income and deferred fees	8	9	6	(1)	(11)	2	33
Loans, net	6,620	6,374	6,112	246	4	508	8

Customers' liabilities under acceptances	2	53	49	(51)	(96)	(47)	(96)
Accrued interest receivable	44	41	38	3	7	6	16
Equipment and leasehold improvements, net	9	9	11	0	0	(2)	(18)
Derivative financial instruments used for hedging - receivable	7	11	14	(4)	(36)	(7)	(50)
Other assets	12	13	11	(1)	(8)	1	9

TOTAL ASSETS	$7,796	$7,679	$7,613	$117	2%	$183	2%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$73	$181	$47	$(108)	(60)%	$26	55%
Time	3,047	2,792	2,768	255	9	279	10
Total Deposits	3,120	2,973	2,815	147	5	305	11

Securities sold under repurchase agreements	287	285	188	2	1	99	53
Short-term borrowings and debt	1,981	1,922	2,466	59	3	(485)	(20)
Acceptances outstanding	2	53	49	(51)	(96)	(47)	(96)
Accrued interest payable	20	14	19	6	43	1	5
Long-term borrowings and debt	1,427	1,500	1,138	(73)	(5)	289	25
Derivative financial instruments used for hedging – payable	18	10	11	8	80	7	64
Reserve for losses on off-balance sheet credit risk	8	5	7	3	60	1	14
Other liabilities	23	21	15	2	10	8	53
TOTAL LIABILITIES	$6,887	$6,783	$6,708	$104	2%	$179	3%

Redeemable noncontrolling interest	0	0	53	0	n.m. (*)	(53)	(100)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	117	118	119	(1)	(1)	(2)	(2)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	502	489	460	13	3	42	9
Accumulated other comprehensive loss	(8)	(6)	(17)	(2)	33	9	(53)
Treasury stock	(77)	(80)	(84)	3	(4)	7	(8)

TOTAL STOCKHOLDERS' EQUITY	$909	$896	$853	$13	1%	$56	7%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,796	$7,679	$7,613	$117	2%	$183	2%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2014	June 30, 2014	September 30, 2013	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$54,785	$52,073	$56,003	$2,712	5%	$(1,218)	(2)%
Interest expense	(17,939)	(18,181)	(19,410)	242	(1)	1,471	(8)
NET INTEREST INCOME	36,846	33,892	36,593	2,954	9	253	1
Provision for loan losses	(1,140)	(3,430)	(3,901)	2,290	(67)	2,761	(71)
NET INTEREST INCOME, AFTER PROVISION
FOR LOAN LOSSES	35,706	30,462	32,692	5,244	17	3,014	9

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(2,632)	(254)	5,136	(2,378)	936	(7,768)	(151)
Fees and commissions, net	4,116	4,202	3,754	(86)	(2)	362	10
Derivative financial instrument and hedging	(179)	(187)	(559)	8	(4)	380	(68)
Recoveries, net of impairment of assets	0	7	0	(7)	(100)	0	n.m. (*)
Net gain (loss) from investment funds	580	(2,235)	(8,075)	2,815	(126)	8,655	(107)
Net gain (loss) from trading securities	(245)	(48)	69	(197)	410	(314)	(455)
Net gain on sale of securities available-for-sale	593	954	0	(361)	(38)	593	n.m. (*)
Net gain (loss) on foreign currency exchange	469	(73)	(654)	542	(742)	1,123	(172)
Other income, net	998	732	407	266	36	591	145
NET OTHER INCOME	3,700	3,098	78	602	19	3,622	4,644

OPERATING EXPENSES:
Salaries and other employee expenses	(7,610)	(7,498)	(8,109)	(112)	1	499	(6)
Depreciation and amortization of equipment and leasehold improvements	(607)	(639)	(687)	32	(5)	80	(12)
Professional services	(1,118)	(1,114)	(813)	(4)	0	(305)	38
Maintenance and repairs	(371)	(396)	(408)	25	(6)	37	(9)
Expenses from the investment funds	0	0	114	0	n.m. (*)	(114)	(100)
Other operating expenses	(3,096)	(3,226)	(2,991)	130	(4)	(105)	4
TOTAL OPERATING EXPENSES	(12,802)	(12,873)	(12,894)	71	(1)	92	(1)

Net income	$26,604	$20,687	$19,876	$5,917	29	$6,728	34

Net loss attributable to the redeemable noncontrolling interest	0	0	(2,950)	0	n.m. (*)	2,950	(100)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$26,604	$20,687	$22,826	$5,917	29%	$3,778	17%

PER COMMON SHARE DATA:
Basic earnings per share	0.69	0.54	0.59
Diluted earnings per share	0.68	0.53	0.59

Weighted average basic shares	38,723	38,667	38,459
Weighted average diluted shares	38,869	38,799	38,672

PERFORMANCE RATIOS:
Return on average assets	1.4%	1.1%	1.2%
Return on average stockholders' equity	11.7%	9.3%	10.7%
Net interest margin	1.93%	1.84%	1.96%
Net interest spread	1.77%	1.67%	1.78%
Operating expenses to total average assets	0.67%	0.69%	0.69%

(*)	"n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE NINE MONTHS ENDED
	September 30, 2014	September 30, 2013
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$102,847	$92,024
Fees and commissions, net	12,594	8,988
Provision for loan and off-balance sheet credit losses, net	(7,440)	(1,491)
Derivative financial instrument and hedging	(386)	299
Recoveries, net of impairment of assets	7	0
Net loss from investment funds	(2,215)	(1,728)
Net gain (loss) from trading securities	(492)	3,280
Net gain on sale of securities available-for-sale	1,805	961
Net gain (loss) on foreign currency exchange	586	(3,810)
Other income, net	2,181	1,497
Operating expenses	(39,159)	(40,665)
Net income from continuing operations	70,328	59,355
Net loss from discontinued operations	0	(4)
Net income	$70,328	$59,351
Net loss attributable to the redeemable noncontrolling interest	(475)	(1,492)
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$70,803	$60,843
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	402	362
Investment funds	52	125
Loans, net	6,620	6,112
Total assets	7,796	7,613
Deposits	3,120	2,815
Securities sold under repurchase agreements	287	188
Short-term borrowings and debt	1,981	2,466
Long-term borrowings and debt	1,427	1,138
Total liabilities	6,887	6,708
Stockholders' equity	909	853
PER COMMON SHARE DATA:
Basic earnings per share	1.83	1.59
Diluted earnings per share	1.83	1.58
Book value (period average)	22.97	21.95
Book value (period end)	23.44	22.17
(In thousand):
Weighted average basic shares	38,663	38,364
Weighted average diluted shares	38,748	38,460
Basic shares period end	38,783	38,479
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.3%	1.2%
Return on average stockholders' equity	10.7%	9.7%
Net interest margin	1.85%	1.77%
Net interest spread	1.69%	1.57%
Operating expenses to total average assets	0.70%	0.78%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.1%	0.0%
Charge offs to total loan portfolio (1)	0.0%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.2%	1.2%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.7%	1.8%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.7%	11.2%
Tier 1 capital to risk-weighted assets	14.7%	15.9%
Total capital to risk-weighted assets	15.9%	17.2%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2014	September 30, 2013	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$156,473	$155,371	$1,102	1%
Interest expense	(53,626)	(63,347)	9,721	(15)
NET INTEREST INCOME	102,847	92,024	10,823	12
Reversal of provision (provision) for loan losses	(4,554)	921	(5,475)	(594)
NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	98,293	92,945	5,348	6

OTHER INCOME (EXPENSE):
Provision for losses on off-balance sheet credit risk	(2,886)	(2,412)	(474)	20
Fees and commissions, net	12,594	8,988	3,606	40
Derivative financial instrument and hedging	(386)	299	(685)	(229)
Recoveries, net of impairment of assets	7	0	7	n.m. (*)
Net loss from investment funds	(2,215)	(1,728)	(487)	28
Net gain (loss) from trading securities	(492)	3,280	(3,772)	(115)
Net gain on sale of securities available-for-sale	1,805	961	844	88
Net gain (loss) on foreign currency exchange	586	(3,810)	4,396	(115)
Other income, net	2,181	1,497	684	46
NET OTHER INCOME	11,194	7,075	4,119	58

OPERATING EXPENSES:
Salaries and other employee expenses	(23,192)	(24,306)	1,114	(5)
Depreciation and amortization of equipment and leasehold improvements	(1,906)	(2,077)	171	(8)
Professional services	(3,047)	(2,408)	(639)	27
Maintenance and repairs	(1,162)	(1,121)	(41)	4
Expenses from the investment funds	(416)	(2,030)	1,614	(80)
Other operating expenses	(9,436)	(8,723)	(713)	8
TOTAL OPERATING EXPENSES	(39,159)	(40,665)	1,506	(4)

Net income from continuing operations	$70,328	$59,355	$10,973	18

Net loss from discontinued operations	0	(4)	$4	(100)

Net income	$70,328	$59,351	$10,977	18

Net loss attributable to the redeemable noncontrolling interest	(475)	(1,492)	1,017	(68)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$70,803	$60,843	$9,960	16%

(*)	"n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2014			June 30, 2014			September 30, 2013
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)
INTEREST EARNING ASSETS
Interest bearing deposits with banks	$592	$0.3	0.22%	$612	$0.4	0.24%	$595	$0.4	0.25%
Loans, net of unearned income & deferred loan fees	6,514	52.0	3.12	6,353	49.5	3.08	6,317	51.6	3.20
Non-accrual loans	4	0.0	0.41	4	0.0	0.00	0	0.0	n.m. (*)
Trading assets	0	0.0	0.00	0	0.0	0.00	0	0.0	0.00
Investment securities	409	2.4	2.31	366	2.2	2.38	361	2.3	2.46
Investment funds	52	0.0	0.00	74	0.0	0.00	132	1.7	5.08

TOTAL INTEREST EARNING ASSETS	$7,572	$54.8	2.83%	$7,408	$52.1	2.78%	$7,406	$56.0	2.96%

Non interest earning assets	86			86			105
Allowance for loan losses	(76)			(73)			(68)
Other assets	15			9			13

TOTAL ASSETS	$7,597			$7,431			$7,456

INTEREST BEARING LIABILITIES
Deposits	$2,922	$2.9	0.39%	$2,537	$2.7	0.43%	$2,663	$3.3	0.48%
Trading liabilities	0	0.0	0.00	0	0.0	0.00	1	0.0	0.00
Investment funds	0	0.0	n.m. (*)	0	0.0	n.m. (*)	0	0.8	n.m. (*)
Securities sold under repurchase agreement and short-term borrowings and debt	2,157	5.1	0.93	2,488	6.1	0.96	2,708	7.8	1.12
Long-term borrowings and debt	1,535	9.9	2.52	1,436	9.4	2.59	1,084	7.6	2.73

TOTAL INTEREST BEARING LIABILITIES	$6,615	$17.9	1.06%	$6,461	$18.2	1.11%	$6,456	$19.4	1.18%

Non interest bearing liabilities and other liabilities	$80			$65			$98

TOTAL LIABILITIES	6,695			6,526			6,555

Redeemable noncontrolling interest	0			15			56

STOCKHOLDERS' EQUITY	902			890			846

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,597			$7,431			$7,456

NET INTEREST SPREAD			1.77%			1.67%			1.78%
NET INTEREST INCOME AND NET INTEREST MARGIN		$36.8	1.93%		$33.9	1.84%		$36.6	1.96%

(*)	"n.m." means not meaningful.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2014			September 30, 2013
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)
INTEREST EARNING ASSETS
Interest bearing deposits with banks	$618	$1.1	0.23%	$619	$1.1	0.23%
Loans, net of unearned income & deferred loan fees	6,330	148.5	3.09	5,870	145.8	3.28
Non-accrual loans	4	0.0	0.16	0	0.0	n.m. (*)
Trading assets	0	0.0	0.00	2	0.0	0.00
Investment securities	381	6.8	2.37	336	6.2	2.43
Investment funds	82	0.0	0.03	109	2.3	2.74

TOTAL INTEREST EARNING ASSETS	$7,414	$156.5	2.78%	$6,936	$155.4	2.95%

Non interest earning assets	82			76
Allowance for loan losses	(74)			(71)
Other assets	13			13

TOTAL ASSETS	$7,436			$6,955

INTEREST BEARING LIABILITIES
Deposits	$2,668	$8.3	0.41%	$2,551	$9.7	0.50%
Trading liabilities	0	0.0	0.00	9	0.0	0.00
Investment funds	0	0.0	n.m. (*)	0	1.4	n.m. (*)
Securities sold under repurchase agreement and short-term borrowings and debt	2,410	18.1	0.99	2,102	19.2	1.20
Long-term borrowings and debt	1,381	27.2	2.60	1,370	33.2	3.19

TOTAL INTEREST BEARING LIABILITIES	$6,459	$53.6	1.09%	$6,032	$63.3	1.38%

Non interest bearing liabilities and other liabilities	$67			$60

TOTAL LIABILITIES	6,526			6,092

Redeemable noncontrolling interest	21			21

STOCKHOLDERS' EQUITY	888			842

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,436			$6,955

NET INTEREST SPREAD			1.69%			1.57%
NET INTEREST INCOME AND NET INTEREST MARGIN		$102.8	1.85%		$92.0	1.77%

(*)	"n.m." means not meaningful.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/14	SEP 30/14	JUN 30/14	MAR 31/14	DEC 31/13	SEP 30/13	SEP 30/13

INCOME STATEMENT DATA:
Interest income	$156,473	$54,785	$52,073	$49,615	$49,932	$56,003	$155,371
Interest expense	(53,626)	(17,939)	(18,181)	(17,506)	(18,864)	(19,410)	(63,347)
NET INTEREST INCOME	102,847	36,846	33,892	32,109	31,068	36,593	92,024

Reversal of provision (provision) for loan losses	(4,554)	(1,140)	(3,430)	16	677	(3,901)	921

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	98,293	35,706	30,462	32,125	31,745	32,692	92,945

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(2,886)	(2,632)	(254)	0	2,031	5,136	(2,412)
Fees and commissions, net	12,594	4,116	4,202	4,276	4,681	3,754	8,988
Derivative financial instrument and hedging	(386)	(179)	(187)	(20)	54	(559)	299
Recoveries, net of impairment of assets	7	0	7	0	108	0	0
Net gain (loss) from investment funds	(2,215)	580	(2,235)	(560)	(4,974)	(8,075)	(1,728)
Net gain (loss) from trading securities	(492)	(245)	(48)	(199)	(59)	69	3,280
Net gains on sale of securities available-for-sale	1,805	593	954	258	561	0	961
Net gain (loss) on foreign currency exchange	586	469	(73)	190	(24)	(654)	(3,810)
Other income, net	2,181	998	732	451	735	407	1,497

NET OTHER INCOME	11,194	3,700	3,098	4,396	3,113	78	7,075

TOTAL OPERATING EXPENSES	(39,159)	(12,802)	(12,873)	(13,484)	(13,641)	(12,894)	(40,665)

Net income from continuing operations	70,328	26,604	20,687	23,037	21,217	19,876	59,355

Net loss from discontinued operations	0	0	0	0	0	0	(4)

Net income	$70,328	$26,604	$20,687	$23,037	$21,217	$19,876	$59,351

Net loss attributable to the redeemable noncontrolling interest	(475)	0	0	(475)	(2,693)	(2,950)	(1,492)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$70,803	$26,604	$20,687	$23,512	$23,910	$22,826	$60,843

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.83	$0.69	$0.54	$0.61	$0.62	$0.59	$1.59
PERFORMANCE RATIOS
Return on average assets	1.3%	1.4%	1.1%	1.3%	1.3%	1.2%	1.2%
Return on average stockholders' equity	10.7%	11.7%	9.3%	10.9%	11.0%	10.7%	9.7%
Net interest margin	1.85%	1.93%	1.84%	1.79%	1.69%	1.96%	1.77%
Net interest spread	1.69%	1.77%	1.67%	1.62%	1.51%	1.78%	1.57%
Operating expenses to total average assets	0.70%	0.67%	0.69%	0.75%	0.74%	0.69%	0.78%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/14	SEP 30/13	SEP 30/14	JUN 30/14	SEP 30/13

COMMERCIAL DIVISION:
Net interest income (1)	$89.3	$87.2	$31.8	$29.6	$31.4
Non-interest operating income (2)	14.6	10.2	5.0	5.0	4.1
Operating expenses (3)	(30.7)	(30.7)	(10.1)	(10.2)	(10.4)
Net operating income (4)	73.2	66.7	26.7	24.4	25.1
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(7.4)	(1.5)	(3.8)	(3.7)	1.2
Recoveries, net of impairment of assets	0.0	0.0	0.0	0.0	0.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$65.8	$65.2	$22.9	$20.7	$26.3

Average interest-earning assets (5)	6,334	5,870	6,518	6,356	6,317
End-of-period interest-earning assets (5)	6,698	6,185	6,698	6,450	6,185

TREASURY DIVISION:
Net interest income (loss) (1)	$13.5	$4.8	$5.0	$4.3	$5.2
Non-interest operating income (loss) (2)	(0.5)	(0.7)	1.4	(1.6)	(9.2)
Operating expenses (3)	(8.5)	(10.0)	(2.7)	(2.7)	(2.5)
Net operating income (loss) (4)	4.5	(5.9)	3.7	0.0	(6.5)

Net income (loss)	4.5	(5.9)	3.7	0.0	(6.5)
Net loss attributable to the redeemable noncontrolling interest	(0.5)	(1.5)	0.0	0.0	(2.9)

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$5.0	($4.4)	$3.7	$0.0	($3.6)

Average interest-earning assets (6)	1,080	1,066	1,054	1,052	1,089
End-of-period interest-earning assets (6)	1,101	1,377	1,101	1,178	1,377

CONSOLIDATED:
Net interest income (1)	$102.8	$92.0	$36.8	$33.9	$36.6
Non-interest operating income (loss) (2)	14.1	9.5	6.4	3.4	(5.1)
Operating expenses (3)	(39.2)	(40.7)	(12.8)	(12.9)	(12.9)
Net operating income (4)	77.7	60.8	30.4	24.4	18.6
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(7.4)	(1.5)	(3.8)	(3.7)	1.2
Recoveries, net of impairment of assets	0.0	0.0	0.0	0.0	0.0

Net income - business segments	70.3	59.3	26.6	20.7	19.8
Net loss attributable to the redeemable noncontrolling interest	(0.5)	(1.5)	0.0	0.0	(3.0)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS - BUSINESS SEGMENTS	$70.8	$60.8	$26.6	$20.7	$22.8
Net loss from discontinued operations	0.0	0.0	0.0	0.0	0.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$70.8	$60.8	$26.6	$20.7	$22.8

Average interest-earning assets	7,414	6,936	7,572	7,408	7,406
End-of-period interest-earning assets	7,799	7,562	7,799	7,628	7,562

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, and recoveries, net of impairment of assets.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries, net of impairment of assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the investment funds.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP14		30JUN14		30SEP13		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$162	2.1	$392	5.4	$382	5.5	($230)	($220)
BRAZIL	2,078	27.3	1,996	27.4	1,842	26.5	82	236
CHILE	261	3.4	189	2.6	313	4.5	72	(52)
COLOMBIA	844	11.1	779	10.7	681	9.8	65	163
COSTA RICA	327	4.3	328	4.5	450	6.5	(1)	(123)
DOMINICAN REPUBLIC	151	2.0	117	1.6	237	3.4	34	(86)
ECUADOR	307	4.0	313	4.3	246	3.5	(6)	61
EL SALVADOR	121	1.6	121	1.7	85	1.2	0	36
FRANCE	6	0.1	39	0.5	2	0.0	(33)	4
GUATEMALA	286	3.8	251	3.5	341	4.9	35	(55)
HONDURAS	85	1.1	80	1.1	47	0.7	5	38
JAMAICA	42	0.6	62	0.8	40	0.6	(20)	2
MEXICO	1,094	14.4	913	12.5	775	11.2	181	319
NETHERLANDS	23	0.3	79	1.1	82	1.2	(56)	(59)
NICARAGUA	3	0.0	1	0.0	4	0.1	2	(1)
PANAMA	462	6.1	396	5.4	298	4.3	66	164
PARAGUAY	107	1.4	81	1.1	71	1.0	26	36
PERU	685	9.0	625	8.6	602	8.7	60	83
SWITZERLAND	51	0.7	1	0.0	1	0.0	50	50
TRINIDAD & TOBAGO	177	2.3	196	2.7	205	2.9	(19)	(28)
UNITED STATES	42	0.6	41	0.6	5	0.1	1	37
URUGUAY	222	2.9	236	3.2	166	2.4	(14)	56
VENEZUELA	29	0.4	0	0.0	1	0.0	29	28
MULTILATERAL ORGANIZATIONS	28	0.4	41	0.6	34	0.5	(13)	(6)
OTHER	5	0.1	0	0.0	35	0.5	5	(30)

TOTAL CREDIT PORTFOLIO (1)	$7,598	100%	$7,277	100%	$6,945	100%	$321	$653

UNEARNED INCOME AND COMMISSION (2)	(8)		(9)		(6)		1	(2)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,590		$7,268		$6,939		$322	$651

(1)	Includes book value of loans, fair value of investment securities, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, equity investments, guarantees covering commercial risk and credit commitments).

(2)	Represents unearned income and commission on loans.

(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP14		30JUN14		30SEP13		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$162	2.3	$392	5.7	$382	5.8	($230)	($220)
BRAZIL	2,014	28.0	1,937	28.1	1,757	26.7	77	257
CHILE	240	3.3	171	2.5	288	4.4	69	(48)
COLOMBIA	759	10.5	671	9.7	601	9.1	88	158
COSTA RICA	320	4.4	321	4.7	445	6.8	(1)	(125)
DOMINICAN REPUBLIC	151	2.1	117	1.7	237	3.6	34	(86)
ECUADOR	307	4.3	313	4.5	246	3.7	(6)	61
EL SALVADOR	121	1.7	121	1.7	85	1.3	0	36
FRANCE	6	0.1	39	0.6	2	0.0	(33)	4
GUATEMALA	286	4.0	251	3.6	341	5.2	35	(55)
HONDURAS	85	1.2	80	1.2	47	0.7	5	38
JAMAICA	42	0.6	62	0.9	40	0.6	(20)	2
MEXICO	978	13.6	841	12.2	720	10.9	137	258
NETHERLANDS	23	0.3	79	1.2	82	1.3	(56)	(59)
NICARAGUA	3	0.0	1	0.0	4	0.1	2	(1)
PANAMA	418	5.8	359	5.2	249	3.8	59	169
PARAGUAY	107	1.5	81	1.2	71	1.1	26	36
PERU	658	9.1	598	8.7	579	8.8	60	79
SWITZERLAND	51	0.7	1	0.0	1	0.0	50	50
TRINIDAD & TOBAGO	167	2.3	189	2.7	200	3.0	(22)	(33)
UNITED STATES	42	0.6	41	0.6	5	0.1	1	37
URUGUAY	222	3.1	236	3.4	166	2.5	(14)	56
VENEZUELA	29	0.4	0	0.0	1	0.0	29	28
OTHER	5	0.1	0	0.0	35	0.5	5	(30)

TOTAL COMMERCIAL PORTFOLIO (1)	$7,196	100%	$6,901	100%	$6,584	100%	$295	$612

UNEARNED INCOME AND COMMISSION (2)	(8)		(9)		(6)		1	(2)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,188		$6,892		$6,578		$296	$610

(1)	Includes book value of loans, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, equity investments, guarantees covering commercial risk and credit commitments).

(2)	Represents unearned income and commission on loans.

(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP14		30JUN14		30SEP13		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$64	15.9	$59	15.8	$85	23.5	5	(21)
CHILE	21	5.3	18	4.7	25	6.9	3	(4)
COLOMBIA	85	21.1	108	28.8	80	22.2	(23)	5
COSTA RICA	7	1.8	7	1.9	5	1.4	0	2
MEXICO	116	28.8	72	19.2	55	15.2	44	61
PANAMA	44	11.1	37	9.8	49	13.6	7	(5)
PERU	27	6.6	27	7.0	23	6.5	0	4
TRINIDAD & TOBAGO	10	2.5	7	1.9	5	1.2	3	5
MULTILATERAL ORGANIZATIONS	28	6.9	41	10.8	34	9.5	(13)	(6)

TOTAL TREASURY PORTOFOLIO (1)	$402	100%	$376	100%	$361	100%	$26	$41

(1)	Includes securities available for sale and held to maturity. Excludes the Bank's invesments in the investment funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY (*)	3QTR14	2QTR14	3QTR13	(A) - (B)	(A) - (C)

ARGENTINA	$25	$470	$94	($445)	($69)
BELGIUM	0	0	65	0	(65)
BRAZIL	408	595	332	(187)	76
CHILE	148	24	149	124	(1)
COLOMBIA	255	289	222	(34)	33
COSTA RICA	225	68	329	157	(104)
DOMINICAN REPUBLIC	252	196	272	56	(20)
ECUADOR	269	294	244	(25)	25
EL SALVADOR	41	43	39	(2)	2
FRANCE	0	73	109	(73)	(109)
GUATEMALA	160	108	217	52	(57)
HONDURAS	64	56	34	8	30
JAMAICA	79	92	56	(13)	23
MEXICO	944	576	420	368	524
NETHERLANDS	60	48	73	12	(13)
PANAMA	207	116	152	91	55
PARAGUAY	48	42	50	6	(2)
PERU	243	228	275	15	(32)
SWITZERLAND	50	0	1	50	49
TRINIDAD & TOBAGO	70	132	123	(62)	(53)
UNITED STATES	3	4	5	(1)	(2)
URUGUAY	0	32	9	(32)	(9)
VENEZUELA	29	0	0	29	29
MULTILATERAL ORGANIZATIONS	0	5	0	(5)	0
OTHER	8	0	1	8	7

TOTAL CREDIT DISBURSED (1)	$3,588	$3,491	$3,271	$97	$317

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).

(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.